MEDEFILE INTERNATIONAL, INC.
301 Yamato Road, Suite 315
Boca Raton, FL 33431

August 11, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Mark P. Shuman, Legal Branch Chief Jan Woo, Staff Attorney

Dear Mr. Shuman:

This is to confirm that, in its future 10-K and 10-Q filings, Medefile International, Inc. (the “Company”) will:

•
Check the “No” box to the question “Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.”

•
Include an “explanatory note” disclosing that the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, and files reports with the SEC voluntarily.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Kevin Hauser
Kevin Hauser
President and Chief Executive Officer